creativevistas

2100 Forbes Street, Units 9 Whitby, Ontario, L1N 9T3 Canada
Tel: 905.666.8676, Fax: 905.666.9795

Strictly Confidential

February 13, 2008

180 Connect Inc.
6501 East Belleview Avenue, Ste. 500
Englewood, CO
80111, USA

Mr. Brian McCarthy, Chairman
180 Connect Inc.

Re: Letter of Intent to Acquire 180 Connect Inc.

Dear Sir:

As owners and managers of a like business, Creative Vistas, Inc. ("**CVAS**") executives are confident in their abilities to re-produce the same success for 180 Connect shareholders as that experienced by CVAS shareholders over the past three years. During this period CVAS executives have orchestrated a complete re-positioning of an operationally-centric, low margin, local field services contractor to that of a technology-driven, market-led organization with continental aspirations offering a fully-integrated branded offering for the rapidly growing digital home market; the success of which is evident in the growing customer base, increasing revenues, margins and cash flows, and, importantly, in the rising share price. We believe the challenge is fundamentally that of scale and that CVAS is uniquely qualified to apply its proven business model across the 180 Connect organization. Accordingly, in pursuit of our objective, CVAS has completed the acquisition of approximately 2.67 million common shares of 180 Connect Inc. as a testament to our confidence in our abilities.

The purpose of this Letter of Intent is to confirm our intentions with respect to certain of the principal terms of a transaction to be entered into between CVAS and 180 Connect Inc. (the "**Company**"). The transaction will have the effect of CVAS acquiring all of the issued and outstanding capital stock of the Company (including common shares, restricted common shares, and rights to purchase common shares) (the "**Acquisition**"). The parties will prepare and execute an Acquisition agreement substantially in accordance with the terms set forth below (the "**Definitive Agreement**") as soon as practicable and before May 6, 2008 and to close the Acquisition (the "**Closing**") as soon as practicable on or after such date of execution (the "**Closing Date**"). Except as expressly set forth herein, this Letter of Intent is not intended to be, and shall not be, legally binding on the parties. All dollar amounts in this Letter of Intent are denominated in U.S. dollars.

1. Form of Acquisition. The Acquisition will be structured as a stock acquisition pursuant to which CVAS will acquire all of the issued and outstanding capital stock. The transaction might take the form of a merger, amalgamation, acquisition, or other combination as deemed appropriate by CVAS following its due diligence review together with the assistance of its legal, accounting and tax advisors.

2. Purchase Price. The price per share will be $3.00 to a maximum purchase price of $78,600,000 (the "**Purchase Price**") for the issued and outstanding shares of the Company. The form of payment will consist of cash in the amount of $39,300,000 and the number of CVAS common shares (the "**Shares**") equating to $39,300,000 when dividing said amount by the weighted average closing price of CVAS common shares during the 30 trading day period prior to the Closing.

3. Bridge Financing. Independent of the Acquisition, CVAS is prepared to make available to the Company on mutually agreeable terms a secured financing (the "**Financing**") to a maximum of $12,000,000 to support the Company's ongoing operations. As required, CVAS will evidence to the Company its commitment in this regard and will make the Financing available within 14 days of executing this Letter of Intent. All other terms and conditions contained herein apply.

4. Representations and Warranties. The Company and CVAS will make such representations and warranties to each other in form and substance as are customary in similar transactions of this type and size.

5. Conduct of Business. Until the Closing Date, the Company will be required to conduct its business in a reasonable and prudent manner consistent with past practice and in compliance with all applicable laws, regulations and contractual obligations and will be prohibited from taking certain actions to be set forth in the Definitive Agreement, including without limitation payment of any dividends or other distributions, the payment or grant of any bonus, profit sharing or stock option and the increase in any employee benefit plan, arrangement or agreement.

6. Conditions to the Acquisition. The Acquisition will be subject to the completion of due diligence to the sole satisfaction of CVAS; the negotiation and execution of an Definitive Agreement mutually satisfactory to the parties; and the approval and consent of the Definitive Agreement by the board of directors and shareholders of the Company and receipt of the consents and approvals from all governmental and regulatory entities, lenders and other parties which are necessary or appropriate to the Acquisition and the payment of the Purchase Price by the Shares including the expiration or termination of all required waiting periods, if any.

7. Confidentiality; Publicity. A mutually agreed upon press release, subject to the applicable exchange regulations, will be made within three days of executing this Letter of Intent.

8. Expenses. CVAS will be responsible for the payment of legal, broker, finder, financial adviser and accounting fees and any other expense incurred by CVAS in connection with the proposed transaction, including its expenses in connection with due diligence. The Company will be responsible for the payment of legal, broker, finder, financial adviser and accounting fees and any other expense incurred by the Company in connection with the proposed transaction, including its expenses in connection with due diligence.

9. Governing Law; Venue. Each of this Letter of Intent and the Definitive Agreement shall be governed by New York law, its rules of conflict of laws notwithstanding. The parties agree and consent to the non-exclusive jurisdiction of the federal and state courts located in the State of New York in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Letter of Intent or the transactions contemplated hereby. Each party hereby irrevocably consents to the service of any and all process in any such suit, action or proceeding.

10. Exclusive Discussions; Other Agreements.

(a) For a period commencing on the date hereof and continuing through May 6, 2008, the Company including, without limitation, its affiliates, directors, officers, employees, agents, advisors and representatives (its "**Representatives**"), will negotiate exclusively with CVAS and will not directly or indirectly (a) solicit, initiate or encourage submission of proposals or offers from any person relating to (i) any acquisition of the stock or assets (except in the normal course of business consistent with past practices) of the Company, including by way of merger or consolidation, or (ii) any joint venture, partnership, strategic alliance or similar transaction that would likely have the effect of precluding the transactions contemplated by this Letter of Intent, or (b) participate in any discussion or negotiation regarding, or furnish to any other person any confidential information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt to do or seek, any of the foregoing, will promptly terminate any such pending discussion and will promptly notify CVAS (which notice shall include the identity of the person or entity making the offer and the material terms thereof) if the Company or any of its Representatives shall receive any indication of interest or offer or request for information with respect to any of the foregoing. The Company agrees to reimburse CVAS for its reasonable legal and other out-of-pocket expenses (not to exceed $250,000) in the event the Definitive Agreement is not entered into as a result of a breach by the Company or any of its Representatives of the foregoing exclusivity provisions.

(b) The Definitive Agreement will contain a comparable "no-shop" provision (subject to a fiduciary out for a "**Superior Proposal**" (to be defined in the Definitive Agreement)). In the event that the Definitive Agreement is terminated because of (i) a breach of this "no-shop" provision or (ii) the Company's acceptance of a Superior Proposal the Company shall pay CVAS a break fee of $3,000,000.

11. Counterparts. This Letter of Intent may be executed in two or more counterparts with acceptance by facsimile each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12. Non-Binding Effect. This Letter of Intent shall serve as a basis to proceed with further negotiations as to the Definitive Agreement and, except as otherwise provided in paragraph 14, this Letter of Intent does not in any way create any legal right or obligation among us, the parties intending that all legal rights and obligations among us will come into existence only if, and when, a Definitive Agreement is signed and delivered. The parties acknowledge that this Letter of Intent does not state all of the essential terms and conditions of the proposed transaction. The parties further acknowledge that no past or future action, course of conduct or failure to act relating to the Definitive Agreement, or relating to the negotiation of the terms of the Definitive Agreement, including, without limitation, efforts by any party to complete due diligence or prepare the Definitive Agreement, will give rise to, or serve as a basis for, any obligation or other liability on the part of any party to complete the proposed transaction. Except as specifically provided herein, any action taken by a party in reliance on the preliminary understandings set forth herein shall be at such party's own risk.

13. Next Steps. Following the execution of this Letter of Intent by the parties:

(a) CVAS shall prepare or have prepared a draft of the Definitive Agreement; and

(b) CVAS shall be permitted to complete its due diligence related to the Acquisition. The Company shall provide CVAS and its advisors with reasonable access to the Company's books, records, properties and personnel, and the Company shall use its reasonable efforts to allow CVAS to conclude its due diligence efforts by April 4, 2008.

14. Termination; Binding Effect. This Letter of Intent shall automatically terminate and be of no further force or effect upon written notice from either CVAS or the Company to the other at any time after the close of business on May 6, 2008. The rights and obligations set forth in this paragraph and in paragraphs 7, 8, 9, 10, 11, 12, and 14 are intended to be legal and binding and shall survive the termination of this Letter of Intent.

15. Headings. The heading references herein are for convenience only, do not constitute a part of this Letter of Intent, and shall not limit or affect any provision hereof.

16. Entire Agreement. This Letter of Intent contains the entire agreement by and among the parties to date with respect to the subject matter hereof and supersedes any and all prior agreements and understandings—oral or written—with respect to such matters.

17. Assignment. CVAS may assign any and all of its rights hereunder, and will have the right to assign any and all of its rights under the Definitive Agreement, to

any of its subsidiaries without obtaining the consent of the other parties hereto or thereto, provided that CVAS shall remain primarily liable thereunder.

Please confirm the agreement hereof by the Company signing and returning one copy of this Letter of Intent to CVAS. The offer contemplated by this Letter of Intent shall terminate if the Company does not sign this letter and thereafter return it to CVAS on or prior to the close of business on February 19, 2008.

I look forward to working with you in further negotiation of this matter.

Very truly yours,

Creative Vistas, Inc.

By Sayan Navaratnam, Chairman and CEO

Accepted and agreed as of the date first above written:

180 CONNECT INC.

By: ______________________________
Name: Brian McCarthy
Title: Chairman

cc. Peter Giacalone, President & CEO, 180 Connect Inc.
Michael Fitzgerald, Sanders Morris Harris